EMAIL CAMPAIGN TO DINING FOR CHARITIES CUSTOMERS

Email #1  Tease campaign

{FirstName}

This is Bill Evans, Founder of Dining for Charities. First, thank you for being one of over 7,600+ Dining for Charities customers and helping us raise over $153,000 for charities in our Dining for Charities markets. For the past five years Dining for Charities has proven its business concept, producing over $1 Million in gross sales. It is now time to bring Dining for Charities to more communities across the country.

Our business plan is to expand Dining for Charities into over 100 markets in the United States. We will be going out to Venture Capitalists in the next couple of months to raise $2 Million Dollars, which will provide the funds to seed our company. Before we open this up to Venture Capitalists, my team and I wanted to give our Dining for Charities customers the opportunity to be a part of what we think is going to be an amazing ride. Our ultimate goal is to challenge Groupon as the leader of the deal platform business.

We are selling only 400 units at $5,000 each to achieve our capital goal. Each unit will be worth 0.075% of Dining For Charities equity. You can own multiple units, but we are only selling a total of 400 and when they are gone that will be it.

We will be happy to send you our Investor Deck outlining our business strategy, time table, use of funds, and projected payback. If you are interested in receiving our Investor Deck, reply to this email asking for our NDA (non disclosure agreement). Once you sign that and return it to me I will send you our Investor Deck.

Again, there are only 400 units being offered to own a piece of Dining for Charities, which we believe will be the next big deal!

Thank you for being such a great user of Dining for Charities and helping us give back to every community we are in. It's now time for Dining for Charities to be in all the markets across the country.

{MySignature}


Email #2

{FirstName}

Over the past couple of months I've reached out to our Dining for Charities customers inviting them to invest in Dining for Charities as we begin our goal of challenging Groupon as the deal leader in the country/world. We want to be in 100 markets across the U S by the end of 2024. Our capital raise will provide the financial resources to accomplish that.

We've had some nice response from our customers and its very encouraging before we open up our investment to the public. One question that we have repeatedly received from our customers can we participate at a lower investment level. The Dining for Charities capital raise will be done through WeFunder and we are able to provide fractional stock--allowing our customers to buy in at any level, with a minimum of $100 investment.

I love the idea of Dining for Charities being owned by our customers. Kind of like the fans of Green Bay Packers and how they own the team. Same concept.

Here is our link so you can get full details of how you can participate in our Dining for Charities company as a stock owner. https://wefunder.com/diningforcharities

Please don't hesitate to ask any questions. We will be opening this up to the public in 2 to 3 weeks. Right now we are only offering this opportunity to friends and family of Dining for Charities.

{MySignature}

Email #3

{FirstName}

The other day I sent you an update on the opportunity to join our capital fund raise for Dining for Charities. In 2019 Dining for Charities was named the next big deal and shortly after that Covid closed down the world for a couple of years.

I still believe Dining for Charities is the next big deal and we are out to challenge Groupon as the leader in the "deal" space and at the same time we get to help a lot of nonprofits along the way.

Here is the link that will provide you with the details of how you can participate in becoming part of our Dining for Charities company.
https://wefunder.com/diningforcharities

{MySignature}

Email #4

{FirstName}

Since the beginning of Dining for Charities, six years ago, I've been asked repeatedly about any opportunities to invest in Dining for Charities. I'm excited to announce that Dining for Charities is looking to expand across the country and then the globe. We want to be in 100 markets by the end of 2024.

We have partnered with WeFunder, an investment platform that makes investing in Dining for Charities much easier and more accessible for potential investors of any level. We are still in a private Friends & Family funding stage and due to your continued support, I want to make sure you have early access to this before we open the site to the general public near the end of the month. The link below has a lot of useful information - including a short video, our pitch deck, and a user-friendly method of deposit for any investment of $100 or more. On one of the pitch deck slides, you will even find a projected return on investment for a specific amount (which you can use as a guide to determine the ROI of your potential investment).

www.wefunder.com/dining.for.charities

Again, thank you so much for being a part of the Dining for Charities journey this far. We hope to have you as a member of the team moving forward - Dining for Charities has BIG things ahead!

{MySignature}